

Robert K L. · 3rd

CEO at Syr

New York City Metropolitan Area · **Contact info**

500+ connections

 Syr

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Experience


Founder and CEO
Syr
Mar 2020 – Present · 2 yrs
New York, NY, United States

Building a P2P network for those who really like food.


Co-Founder/General Partner
Faba Advisors
Oct 2020 – Present · 1 yr 5 mos
New York, NY, United States


Associate
Goldman Sachs
Dec 2018 – Feb 2020 · 1 yr 3 mos
Greater New York City Area


Senior IT Auditor
Federal Reserve Bank of Chicago
Oct 2017 – Dec 2018 · 1 yr 3 mos
Greater Chicago Area


Staff IT Auditor
Exelon
Apr 2016 – Oct 2017 · 1 yr 7 mos
Greater Chicago Area

See all 6 experiences